UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______   No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______   No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______   No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Getnet Adquirência e Serviços para

Meios de Pagamento S.A.

Interim Financial Statements as of

September 30, 2021 and for the

nine-month periods ended September 30,

2021 and September 30, 2020

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Balance Sheets

As of September 30, 2021 and December 31, 2020

(In thousands of Brazilian reais - R$, unless otherwise stated)

sss

CURRENT ASSETS	Note	September 30, 2021	December 31, 2020
Cash and cash equivalents	5.1. a)	98,264	265,096
Financial investments	5.1. b)	1,330,278	925,383
Accounts receivable	5.1. c)	48,052,827	39,968,233
Prepaid and recoverable taxes		61,339	52,277
Inventories		64,021	61,559
Other assets		169,125	205,718
Total current assets		49,775,854	41,478,266
NONCURRENT ASSETS
Deferred income tax and social contribution	10.2	431,670	73,859
Property and equipment	8.	631,505	613,861
Right-of-use assets	6.	10,715	21,905
Intangible assets	7.	875,698	833,807
Total noncurrent assets		1,949,588	1,543,432
TOTAL ASSETS		51,725,442	43,021,698
CURRENT LIABILITIES
Accounts payable	5.2. a)	45,669,055	38,767,156
Loans and borrowings	5.2. b)	2,286,728	1,063,347
Lease liabilities	6.	3,651	4,265
Income taxes payables and other tax payables	10.3	23,630	41,720
Dividends payable		44,551	29,227
Other liabilities		239,388	271,426
Total current liabilities		48,267,003	40,177,141
NONCURRENT LIABILITIES
Loans and borrowings	5.2. b)	28,301	27,810
Lease liabilities	6.	7,093	18,784
Provision for contingencies	9.	13,283	11,425
Deferred income tax and social contribution	10.2	3,216	7,876
Other liabilities		28,766	35,779
Total noncurrent liabilities		80,659	101,674
EQUITY
Share capital		1,422,496	1,422,496
Capital reserve		404,933	6,400
Accumulated other comprehensive income		(370)	(651)
Retained earnings		1,546,592	1,314,638
Participation of non-controlling shareholders		4,129	-
Total equity		3,377,780	2,742,883
TOTAL LIABILITIES AND EQUITY		51,725,442	43,021,698

The accompanying notes are an integral part of these financial statements.  6

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Statements of Income

For the nine months ended September 30

(In thousands of Brazilian reais - R$, unless otherwise stated)

sss

	Note	2021	2020
Revenue from services	13. a)	2,023,388	1,675,890
Costs of services	13. b)	(1,234,457)	(1,025,668)
Gross profit		788,931	650,222
Selling, General and Administrative expenses	14.a)	(304,639)	(247,187)
Other expenses, net	14.b)	(70,488)	(31,840)
Operating profit		413,804	371,195
Finance income, net	15.	(1,504)	17,583
Profit before income taxes		412,300	388,778
Current income tax and social contribution	10.1	(95,071)	(95,528)
Deferred income tax and social contribution	10.1	(40,766)	(12,870)
Net income for the period		276,463	280,380
Participation of non-controlling shareholders		41	-
Net income attributable to controlling shareholders		276,504	280,380

Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	16	0.14	0.15
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	16	0.16	NA

The accompanying notes are an integral part of these financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Statements of Comprehensive Income

For the nine months ended September 30

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2021	2020
Net income for the period	276,463	280,380
Change in fair value of financial instruments classified as Fair Value Through Other Comprehensive Income, net of tax	281	(2,123)
Total comprehensive income for the period	276,744	278,257

Total comprehensive income allocated to:
Controlling shareholders	276,785	278,257
Non-controlling interests	(41)	-
Total comprehensive income for the period	276,744	278,257

The accompanying notes are an integral part of these financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Statements of Changes in Equity

For the nine months ended September 30

(In thousands of Brazilian reais - R$, unless otherwise stated)

				Retained earnings
	Note	Share capital	Capital reserves	Legal reserve	Statutory reserve	Accumulated profit	Accumulated other comprehensive income	Total
Balance at December 31, 2019		1,189,503	6,400	111,620	1,904,462	-	(186)	3,211,799
Net income for the period		-	-	-	-	280,380	-	280,380
Capital increase	12. a)	232,993	-	-	(232,993)	-	-	-
Allocation:
Legal reserve	12. b)	-	-	14,498	-	(14,498)	-	-
Dividends	12. c)	-	-	-	(760,362)	(39,638)	-	(800,000)
Reserve for dividend equalization	12. b)	-	-	-	94,421	(94,421)	-	-
Reserve for working capital strengthening	12. b)	-	-	-	94,421	(94,421)	-	-
Other comprehensive income		-	-	-	-	-	(2,123)	(2,123)
Balance at September 30, 2020		1,422,496	6,400	126,118	1,099,949	37,402	(2,309)	2,690,056

				Retained earnings
	Note	Share capital	Capital reserves	Legal reserve	Statutory reserve	Accumulated profit	Accumulated other comprehensive income	Equity attributable to controlling interest	Participation of non-controlling shareholders	Total consolidated equity
Balance at December 31, 2020		1,422,496	6,400	126,118	1,188,520	-	(651)	2,742,883	-	2,742,883
Net income for the period		-	-	-	-	276,504	-	276,504	(41)	188,017
Variation in the participation of non-controlling shareholders		-	-	-	-	-	-	-	4,170	4,170
Allocation:
Legal reserve	12. b)	-	-	13,695	-	(13,695)	-	-	-	-
Dividends	12. c)	-	-	-	-	(44,550)	-	(44,550)	-	(44,550)
Reserve for dividend equalization	12. b)	-	-	-	67,044	(67,044)	-	-	-	-
Reserve for working capital strengthening	12. b)	-	-	-	67,044	(67,044)	-	-	-	-
Contribution of tax basis	12. b)	-	398,533	-	-	-	-	398,533	-	398,533
Other comprehensive income		-	-	-	-	-	281	281	-	281
Balance at September 30, 2021		1,422,496	404,933	139,813	1,322,608	84,171	(370)	3,373,651	4,129	3,377,780

The accompanying notes are an integral part of these financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Statements of Cash Flows

For the nine months ended September 30

(In thousands of Brazilian reais - R$, unless otherwise stated)

Cash flows from operating activities	2021	2020
Net income for the period	276,463	280,380
Adjustments to reconcile net income for the period to net cash generated by operating activities:	373,173	302,125
Depreciation and amortization	271,440	261,406
Foreign exchange loss	272	4,407
(Reversal) provision for expected credit losses	(847)	8,754
Provision for labor, tax and civil risks	1,858	2,438
Loss from the sale of property and equipment and intangible	6,241	6,293
Provision for impairment (reversal)	4,888	(10,876)
Interest on Loans and borrowings	48,555	16,833
Deferred taxes	40,766	12,870
(Increase) decrease in operating assets:	(8,140,617)	(7,737,809)
Prepaid and recoverable taxes	(9,062)	(14,113)
Accounts receivables	(8,083,747)	(7,615,347)
Other assets	(47,808)	(108,349)
Increase (decrease) in operating liabilities:	6,828,999	7,364,566
Accounts payable	6,896,384	7,311,006
Income taxes payables and other tax payables	135,128	92,338
Other liabilities	(44,358)	57,827
Income taxes paid	(158,155)	(96,605)
Net cash (used in) generated by operating activities:	(661,982)	209,262
Cash flows from investing activities
Financial investments	(318,353)	41,582
Purchase of property and equipment	(280,601)	(204,477)
Purchase of intangible assets	(56,370)	(59,464)
Net cash on acquisition of subsidiaries	(9,260)	-
Disposal of property and equipment and intangible assets	23,167	83,083
Net cash used in investing activities	(641,417)	(139,276)
Cash flows from financing activities
Proceeds from borrowings	4,660,907	1,652,741
Payment of Loans and borrowings	(3,460,747)	(952,458)
Payment of dividends	(29,227)	(867,518)
Interest on borrowings paid and lease liabilities	(24,319)	(22,414)
Net cash generated (used in) by financing activities	1,146,614	(189,649)
Effect of exchange rate changes on cash and cash equivalents	(10,047)	(13,430)
Decrease in cash and cash equivalents	(166,832)	(133,093)
Cash and cash equivalents at the beginning of the period	265,096	211,702
Cash and cash equivalents at the end of the period	98,264	78,609
Decrease in cash and cash equivalents	(166,832)	(133,093)

 The accompanying notes are an integral part of these financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.         General Information

Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet” or “Company” or “Parent”), incorporated on October 24, 2008, with registered head office at Av. Presidente Juscelino Kubitscheck, 2041, São Paulo, State of São Paulo, directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (“Banco Santander Spain" or “Ultimate Parent Company”), operates in the merchant acquirer and means of payment, and is primarily engaged in:

  Merchant acquisition revenue related to the accreditation for retailer and service providers establishments to accept credit and debit cards
  Processing services revenue related to the capture, transmission and processing of data and information using a network consisting of different types of equipment.
  POS rental revenue related to installing, uninstalling, monitoring, supplying, providing maintenance, and leasing equipment used in transaction capture networks, such as Point-of-Sales (“POS”) devices.
  Recharges sale revenue where it acts as a distributor of telecommunication operators for the Commercialization of Telephony Recharge Digital Credits.
  Profit share revenue that are recognized at the time of transfer of the respective prepayments by Santander Brazil (Further details note 11).
  Other revenue from :  i) the management of payments and receipts in the establishments accredited to Getnet’s network; ii) developing and selling or licensing software, iii) selling products or distributing services from entities that provide registry information; iv) providing technical, commercial, and logistic infrastructure services for the businesses related to the receipt of bills from dealers, banks, and other collection documents and issuing electronic currency pursuant to the regulations of the Central Bank of Brazil (“BACEN”) by providing the following services: (a) management of prepaid payment accounts; (b) provision of payment transactions based on electronic currency transferred to prepaid payment accounts; and, (c) conversion of funds into physical or book currency, with the possibility of enabling its acceptance through the settlement in any prepaid payment account it manages.

Getnet’s operations are conducted in the context of a group of institutions that operate in the financial market, led by Santander Brazil.

The Spin-off of Getnet from Banco Santander (Brasil) S.A.

On February 25, 2021, Banco Santander (Brasil) S.A. (“Santander Brazil” or “Santander”) informed its shareholders and the market of the approval by its Board of Executive Directors of the proposed segregation of the equity interests held by Santander Brazil in its wholly-owned subsidiary Getnet, through a spin-off from Santander Brazil, deliberated by its shareholders at an extraordinary shareholders’ meeting. Additionally, at the same date, Santander Brazil’s Supervisory Board issued a favorable opinion on the proposed Spin-off.

After the approval of the studies and proposal from the Board of Directors of Santander Brazil, on March 31, 2021, the shareholders of Santander Brazil and Getnet approved the spin-off.  As a result, Getnet registered in its shareholders equity the portion of the net assets contributed from Santander Brazil spin-off, which correspond to the deferred tax asset registered in the amount of R$398,533 thousand. The operation became effective immediately upon the approval by the shareholders of both companies on March 31, 2021.

Approval of Getnet split from Santander Brazil by BACEN - Central Bank of Brazil

On July 14, 2021, through the published statement in the Official Gazette No. 131, Section 3 of the BACEN, the competent body approved the incorporation of Santander Brazil's assets portion related to its participation in Getnet. The delivery of Getnet shares and Getnet units to Santander Brazil shareholders in Brazil, took place after the cut-off date for delivery of shares on October 15th, with the delivery of shares on October 18th. The listing process before the Securities and Exchange Commission and Nasdaq was concluded in October and the beginning of negotiations in the American market began on October 22, 2021.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

CVM approval the grant registration of the Getnet

On August 10, 2021, Getnet obtained the grant of issuer registration dealing with CVM Instruction n°. 480/09, in category "A", and on that date the approval of Getnet's registration of a publicly opened company (category A) by CVM. On August 5, 2021, B3 S.A. - Brasil, Bolsa, Balcão granted Getnet's listing request and admission to the trading of shares and Units issued by Getnet. In Brazil, the cut-off date for delivery of shares was October 15th, with delivery of shares on October 18th. The listing process before the Securities and Exchange Commission and Nasdaq was concluded in October and the beginning of negotiations in the American market began on October 22, 2021.

New subsidiary - Getnet Sociedade de Crédito Direto S.A

On February 12, 2021, Getnet received the authorization from BACEN to operate as a Direct Credit Corporation (Sociedade de Crédito Direto – “SCD”), as defined by the Resolution 4,656/18, following the expansion of our business to offer financial products such as loans directly to merchants during 2021.

Seeking to provide greater legal certainty to this “new Brazilian credit market", the applicable regulation requires SCDs to select their clients based on consistent, verifiable and transparent criteria, including relevant aspects of credit risk assessment. The SCDs are authorized to provide ancillary credit services, limited to an exhaustive list set forth in the regulation, encompassing: (i) credit analysis for third parties; (ii) collection of debts owed by third parties; (iii) acting as insurance representative in distribution of insurance related to credit transactions; and (iv) issuance of electronic currency. Notwithstanding, SCDs are prohibited from having equity interest in financial institutions, and restricted from raising funds from the public, except for the issuance of shares.

Transaction with Eyemobile

On August 3, 2021 after the satisfaction of the applicable preceding conditions, the Company closed the transaction relating to Getnet's acquisition of interest in Eyemobile Tecnologia Ltda. ("Eyemobile"), with the subsequent corporate conversion of Eyemobile's and an increase in Eyemobile's capital, fully subscribed by Getnet (respectively “Transaction” and "Closing"). Eyemobile is a technology company that operates through the offer of software solutions focused on the payment market, points of sale (POS), cash front and events. After the Closing, Getnet holds a 60% interest, acquired through a total of R$21.5 million paid in cash for the acquisition of: (i) equity interest of 44% (R$ 11.5 million) and capital increase (R$ 10.0 million) resulting in an increase in the level of ownership interest of 16%. In addition, Getnet may disburse an additional maximum amount of R$ 3.5 million as earnout conditioned to certain Financial and operational achievements in the next 18 months.

Approval of the financial statements

The financial statements were authorized for issue by the directors on October 26, 2021. The directors have the power to amend and reissue the financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

2.         Basis of preparation

The interim financial statements have been prepared taking into consideration the historical cost model as the base value, except in the case of certain financial assets and liabilities that are measured at fair value.

The preparation of unaudited financial statements requires the use of certain critical accounting estimates. It also requires Getnet’s management to exercise judgment in the process of applying the adopted accounting policies. Those areas involving a higher degree of judgment and complexity, as well as those where assumptions and estimates are significant to the financial statements, are disclosed in notes.

The consolidated interim financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial accounts are interim accounts following the rules of IAS 34 - Interim Financial Statements and show all relevant information specific to the interim accounts, and only them, as well as which are consistent with those used by management in its management.

The main accounting practices and criteria adopted in the preparation of the consolidated interim financial statements are consistent with those adopted in the preparation of the financial statements of December 31, 2020. Therefore, these interim financial statements should be read in conjunction with the information disclosed in the financial statements for the year ended December 31, 2020.

2.1. Consolidation

The Company consolidates all entities over which it has the capacity to exercise control, i.e., when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to direct the investee’s relevant operations.

The subsidiary included in consolidation is the following:

Subsidiary	Type	Equity interest %
Auttar H.U.T. Processamento de Dados Ltda.	Subsidiary	100%
Getnet Sociedade de Crédito Direto S.A (“SCD”)	Subsidiary	100%
Eyemobile Tecnologia S.A. (“Eyemobile”) (1)	Subsidiary	60%

(1)    On May 12, 2021, Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (Getnet) entered into an investment and other agreements with Eyemobile Tecnologia Ltda. (Eyemobile), as consenting intervening party, establishing the terms of the negotiation for the purchase and sale of the shares representing Eyemobile's capital stock. The acquisition was concluded on August 3, 2021, so that Getnet now holds 60% of Eyemobile's capital shares for the amount of R$19,415, corresponding to the equity value of the shares on the purchase date, plus the amount of the contribution of the shares paid up upon subscription. The Company's corporate purpose is to explore the development and licensing of customizable computer programs, the rental of office machines and equipment, and the specialized retail trade of computer equipment and supplies.

Accounting policy

The accounting policies below are applied in the preparation of the consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which Getnet holds control. Subsidiaries are consolidated from the date on which control is transferred to Getnet. Consolidation is discontinued when control no longer exists.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a in the acquisition of a subsidiary are initially measured at their fair values at the acquisition date.

All intragroup transactions, balances and unrealized gains are eliminated on consolidation.  Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The subsidiaries’ accounting policies are amended according to Getnet’s accounting policies, as applicable.

2.2. Functional and presentation currency

Items included in the financial statements of each investee controlled by Getnet are measured using the currency of the main economic environment in which it operates (“functional currency”).

The consolidated interim financial statements are presented in Brazilian reais (R$), which is Getnet’s functional and presentation currency.

3.         Segment Reporting

A business segment is an identifiable component of the entity that is intended to provide an individual product or service or a group of related products or services, and which is subject to risks and benefits that are distinguishable from other business segments.

Operating segment reporting is presented in a manner consistent with the internal reporting provided to the chief operating decision maker, in the case of Getnet, the Chief Executive Officer (“CEO”), in which he reviews items of the statement of income and other comprehensive income. The CEO takes into consideration the entire Company as a single operating and reportable segment by monitoring operations, making decisions about resource allocation, financial and strategic planning, and performance evaluation based on a single operating segment. The CEO formally reviews financial data material for the Company and its subsidiaries.

The Company's revenue, profit or loss, and assets for this reportable segment can be determined by reference to the statement of income, the statement of comprehensive income, and the balance sheet.

4.         Risk Management

Getnet’s shareholders and management consider risk management an essential tool for strategic decision making, including for maximizing efficiency in the use of capital in Getnet‘s operations.

Getnet established its policies, systems and internal control to ensure a continual mitigation of possible risks and/or the realization of losses arising from exposure to credit, liquidity, market, and operational risks.

a)     Credit risk: Credit risk is the risk that a financial loss due to a counterparty failing to fulfill its obligations under a financial instrument or accounts receivable, leading to a financial loss for the Company. The Company is exposed to credit risk from its operating activities, mainly related to accounts receivable and also cash and cash equivalents and derivative financial instruments. Even though cash and cash equivalents are exposed to the credit risk, this risk is monitored, and the expected credit losses is considered immaterial. In merchant acquisition transactions, the card issuers are required to pay Getnet the amounts arising on to the transactions carried out by the cardholders so that the payment of such amounts to the accredited merchants can be made; therefore, Getnet is exposed to the credit risk of the card issuers and the greatest exposure to credit risk is correlated to the transactions recorded in the Other customer receivables lines presented in note 5.1 c). For the management of loss risks arising from accounts receivable, Getnet applies a simplified approach in calculating expected credit losses (“ECLs”), therefore, the Company instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

b) Liquidity risk: The liquidity risk management policy aims at ensuring that the risks that affect the implementation of Getnet’s strategies and goals are continuously assessed. Getnet manages the liquidity risk by setting the necessary tools for its management in normal or crisis scenarios. The frequent monitoring aims at mitigating possible maturity mismatches by allowing corrective actions, if necessary. Getnet’s approach to liquidity management is to ensure that it always has enough funds to discharge its obligations on due date, under normal and stress conditions, in order to avoid unacceptable losses or losses resulting in undue exposure of Getnet’s reputation. The cash flow forecasting is performed by the treasury department which monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Company does not breach covenants (where applicable). The liquidity risk management is performed to  : (i) measuring liquidity risk, the Company has tools to control the cash flow forecasting to ensure that Getnet has sufficient cash to meet operational needs; (ii) daily monitoring the cash needs, segregated into liquidity buffer and free movement cash, ensuring that they are consistent with the policies and minimum amounts decided by the management; (iii) limits and liquidity risk alerts, monitored monthly by the management and by the controller where the available amounts and the projection of possible gaps over a 90-day horizon are measured; (iv) contingency plan test is conducted every six months, whereby previously approved credit agreements with other financial institutions  are contracted for possible emergency cover.

c)    Interest rate risk: This risk arises from the possible losses of Getnet’s asset values due to fluctuations in sovereign interest rates. Getnet is exposed to interest rate risk due to short-term settlements of accounts receivable, mismatch between transaction settlements and the transfers from the credit card companies, and possible difficulty to raise funds. In addition to the financial risk generated by a possible decrease in the spreads due to a possible increase in borrowing costs. The Company manages the interest rate risk by maintaining a diversification of borrowing at fixed and variable rates.

d)    Exchange rate risk: Corresponds to the possibility of loss of value due to exchange rate fluctuations from transactions or recognized assets or liabilities denominated in a currency that is not the Getnet’s functional currency. The exposure to foreign exchange rate risk by Getnet arises substantially from receivables from international card issuers, cash and cash and equivalents in foreign exchange, Getnet has operating expenses that are settled in U.S. Dollars, mainly from purchasing equipment which are indexed to Dollars and resold in Brazilian reais and costs of hiring IT suppliers paid in U.S. Dollars. Due to the low volume of transactions subject to exchange rate fluctuation. At September 30, 2021 and 2020, Getnet is not materially exposed to the foreign exchange rate risk due the short-term and low amount outstanding at the end of each month.

e)     Capital management: The current Liquidity and Market Risk Management Policy, Getnet follows the Resolution of the Central Bank of Brazil No. 4557, of February 23, 2017, which provides for Risk Management and Capital Management Structure, making efficient use of capital as an indispensable component of the business decision-making process, and its management is a factor of competitive differentiation. With integrated risk management, this practice supports the company's projected growth, besides increasing its profitability, and has the following drivers (i) efficient use of capital, through allocation in businesses considering risk versus return; (ii) optimization of capital allocated in business and products of greater profitability; (iii) integrated risk management ensuring the position of soundness in the market, by adopting the best management practices and risk mitigation.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.         Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company’s classifies financial instruments into the following categories:

	September 30, 2021			December 31, 2020
	Amortized cost	Fair value through other comprehensive income	Total	Amortized cost	Fair value through other comprehensive income	Total
Financial assets
Current
Cash and cash equivalents	98,264	-	98,264	265,096	-	265,096
Financial investments	785,038	545,240	1,330,278	393,783	531,600	925,383
Accounts receivable	48,052,827	-	48,052,827	39,968,233	-	39,968,233
Other assets	169,125	-	169,125	205,718	-	205,718
Total financial assets	49,105,254	545,240	49,650,494	40,832,830	531,600	41,364,430

Financial liabilities
Current/Non-current
Accounts payable	45,669,055	-	45,669,055	38,767,156	-	38,767,156
Loans and borrowings	2,315,029	-	2,315,029	1,091,157	-	1,091,157
Lease liabilities	10,744	-	10,744	23,049	-	23,049
Other liabilities	268,154	-	268,154	307,205	-	307,205
Total financial liabilities	48,262,982	-	48,262,982	40,188,567	-	40,188,567

5.1                Financial assets

(a)     Cash and cash equivalents

	09/30/2021	12/31/2020
Cash	695	41
Short-term bank deposits	95,043	255,407
Foreign currency cash and investments abroad (1)	2,526	9,648
Total	98,264	265,096

(1) Refers to highly liquid financial investments in U.S. Dollars.

(b)    Financial investments

	09/30/2021	12/31/2020
Brazilian treasury bonds (1)	545,240	531,600
Short-term investment (2)	785,038	393,783
Total	1,330,278	925,383

(1) Consists of investments in Brazilian Treasury Bonds ("LFTs") with an interest rate of 106,2% of the Basic Interest Rate (SELIC –6,25% and 2,0% for the period ended September 2021 and December 2020, respectively), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income.

(2) Refer to the amounts invested in the SBAC Investment Fund, remunerated at DI rate (the Brazilian interbank deposit rate), where Getnet holds participation units. The underlying assets of the fund comprises substantially in public securities and repo with high liquidity (Level 1 – Further details note 5.3).

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

 (c) Accounts receivable

	09/30/2021	12/31/2020
Accounts receivable from card issuers	47,434,321	39,610,114
Other accounts receivable from clients	675,983	416,443
Provision for expected credit losses	(57,477)	(58,324)
Total	48,052,827	39,968,233

Movements in the provision for expected credit losses

	09/30/2021	09/30/2020
Opening balance	58,324	66,564
Additions	23,902	51,505
Reversals	(24,749)	(42,751)
Closing balance	57,477	75,318

Accounting policy

Financial assets are classified into the following categories: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss. The basis for classification depends on the Company’s business financial assets management model and the contractual cash flow characteristics of the financial asset. The classifications of the financial assets are detailed below:

Amortized cost

Held within the business model in order to collect to collect contractual cash flows; these cash flows represent solely payments of principal and interest and are, therefore, initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, less provisions for reduction to recoverable amount.

Interest income from these financial assets is recognized in finance income. Any gains or losses due to the write-off of the asset are recognized directly in the profit or loss, together with foreign exchange gains and losses. Impairment losses are presented separately in the statement of income.

Fair value through other comprehensive income (FVOCI)

A financial asset is measured at fair value through comprehensive income if it meets the concept of principal and interest only payments and is held within the business model whose objective is to both collecting contractual cash flows and selling the financial assets.

Changes in carrying amount are recognized in other comprehensive income, except for the recognition of impairment gains or losses, interest income, and foreign exchange gains and losses, which are recognized in the profit or loss. When the financial asset is derecognized, the cumulative gains or losses that had been previously recognized in other comprehensive income are reclassified from equity to profit or loss. Interest income from these financial assets is recognized in finance income using the effective interest method.

Fair value through profit or loss (FVPL)

Assets are measured at fair value through profit or loss when they do not meet the criteria to be classified at amortized cost or at fair value through other comprehensive income or when on initial recognition was designated to eliminate or reduce an accounting mismatch. Any exchange gains or losses are recognized in profit or loss in the period when earned or incurred.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Derecognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash flows from investing activities expire or when it transfers the investments and substantially all the risks and rewards of ownership to another entity.

Expected credit losses

Getnet assesses, on a prospective basis at each reporting date, the expected credit losses on financial assets carried at amortized cost and at fair value through other comprehensive income.

The impairment assessment methodology applied depends on whether there is a significant increase in credit risk and the loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. Expected cash flows will include cash flows from the sale of collaterals held or other credit enhancements that are integral to the contractual terms.

The Company recognizes an allowance for ECLs for all financial assets not measured at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Getnet expects to receive, discounted at an approximation of the original effective interest rate. Getnet applies a simplified approach in calculating ECLs, therefore, Getnet instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

For accounts receivable, Getnet applies the simplified approach as permitted by IFRS 9 by recognizing lifetime expected credit losses from the initial recognition of the receivables.

Estimates and critical accounting judgments

Financial assets measured at amortized cost and fair value through other comprehensive income are tested for impairment at the end of each reporting period. The carrying amounts of these assets are adjusted by the loss allowance as a contra entry to the Consolidated Statements of Income the period. The reversal of previously recognized losses is recognized in the Consolidated Statements of Income in the period in which the impairment decreases and can be objectively related to a recovery event. The amount recorded in the Consolidated Statements of Income in the line item ‘Other expenses, net’ is disclosed in table ‘Movements in the provision for expected credit losses’ in the note 5.1(c).

5.2                Financial liabilities

a)       Accounts payable

	09/30/2021	12/31/2020
Payment transactions (1)	45,132,148	38,241,934
Other financial liabilities (2)	536,907	525,222
Total	45,669,055	38,767,156

(1) Refers mainly to payment transactions with Santander Brazil (related party) in the amount of R$ 4,186 thousand (further details note 11) and commercial establishments.

(2) Amounts to be paid as an interchange fee and amounts that are under analysis for approval of settlement.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

b)       Loans and borrowings

	09/30/2021	12/31/2020
Financial liabilities at amortized cost(1)	2,315,029	1,091,157
Total	2,315,029	1,091,157

(1) Includes Brazilian real-denominated transactions with credit institutions resulting from loan and financing credit facilities and on lending in Brazil (BNDES/ FINAME).

Refers to loans and financing obtained in the period. The types of operations and rates used are listed below:

	Rate	Maturity	09/30/2021	12/31/2020
Working capital financing (1)	112% of the CDI(2)	11/21	2,072,665	1,051,358
Working capital financing	6% of the CDI(2)	11/21	201,382	-
BNDES/ FINAME	3.75% per year + Long Term Interest Rate	06/21	-	2,957
Financing	0.729% per month + 2%	02/25	40,982	36,842
Total			2,315,029	1,091,157

(1)    Related to Santander Brazil transaction. See note 11 for further details.

(2)    CDI rate means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil. Refer to note 19 for further details.

Movements in loans and borrowings in the period

Balance at December 31, 2019	652,545
Additions	1,652,741
Principal payments	(952,458)
Accrued interest	15,332
Interest paid	(22,414)
Balance at September 30, 2020	1,345,746

Balance at December 31, 2020	1,091,157
Additions	4,661,674
Principal payments	(3,460,747)
Accrued interest	47,264
Interest paid	(24,319)
Balance at September 30, 2021	2,315,029

Debt breakdown (by maturity)

	September 30, 2021				December 31, 2020
	Up to 3 months	3-12 months	Over 12 months	Total	Up to 3 months	3-12 months	Over 12 months	Total
Loans and borrowings from domestic financial institutions	2,276,929	9,799	28,301	2,315,029	1,058,034	5,313	27,810	1,091,157

Accounting policy

On initial recognition, financial liabilities are classified as (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost, as appropriate.

Amortized cost

Initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on a in profit or loss.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Financial liabilities at fair value through profit or loss

Financial liabilities are measured at amortized cost, except those that are measured at fair value through profit or loss for the purpose of selling them in the near term and financial liabilities irrevocably designated at fair value through profit or loss on initial recognition when they eliminate and/or significantly reduce accounting mismatches. This category includes derivative financial instruments.

Gains and losses from these financial liabilities are recognized in the statement of income.

5.3 Fair value estimation

The table below presents a comparison by class between book value and fair value of the financial instruments:

	September 30, 2021
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Cash and cash equivalents	98,264	-	98,264	98,264	-	98,264
Financial investments	1,330,278	-	1,330,278	1,330,278	-	1,330,278
Accounts receivable	-	48,052,827	48,052,827	-	48,052,827	48,052,827
Other assets	-	169,125	169,125	-	169,125	169,125
Total financial assets	1,428,542	48,221,952	49,650,494	1,428,542	48,221,952	49,650,494

Financial liabilities
Accounts payable	-	45,669,055	45,669,055	-	45,669,055	45,669,055
Loans and borrowings	-	2,315,029	2,315,029	-	2,315,029	2,315,029
Lease liabilities	-	10,744	10,744	-	10,744	10,744
Other liabilities	-	268,154	268,154	-	268,154	268,154
Total financial liabilities	-	48,262,982	48,262,982	-	48,262,982	48,262,982

	December 31, 2020
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Cash and cash equivalents	265,096	-	265,096	265,096	-	265,096
Financial investments	925,383	-	925,383	925,383	-	925,383
Accounts receivable	-	39,968,233	39,968,233	-	39,968,233	39,968,233
Other assets	-	205,718	205,718	-	205,718	205,718
Total financial assets	1,190,479	40,173,951	41,364,430	1,190,479	40,173,951	41,364,430

Financial liabilities
Accounts payable	-	38,767,156	38,767,156	-	38,767,156	38,767,156
Loans and borrowings	-	1,091,157	1,091,157	-	1,091,157	1,091,157
Lease liabilities	-	23,049	23,049	-	23,049	23,049
Other liabilities	-	307,205	307,205	-	307,205	307,205
Total financial liabilities	-	40,188,567	40,188,567	-	40,188,567	40,188,567

(1) The carrying values of Other assets are measured at amortized cost, less the provision for impairment and adjustment to present value, when applicable. These amounts refer mainly to judicial deposit, protection deposit of BACEN.

(2) The carrying values of Other liabilities are measured at amortized cost. These amounts refer mainly to payables to suppliers.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of the financial assets and the liabilities are substantially similar to their book value.

Accounting policy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the major or most advantageous market, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure and disclose fair value, as shown below:

  Level 1—Prices quoted (unadjusted) in active markets for identical assets or liabilities. For investments in investment funds, the price of the fund unit share is an appropriate indicator of fair value and falls into this fair value hierarchy category. For the financial investments, fair value is determined based on the interbank deposit interest rate (DI), released to the market through official agencies (Cetip, BACEN, etc.), and from the fund unit value published by CVM (“Comissão de Valores Mobiliários - Brazilian Securities Commission”), respectively.

  Level 2—Inputs, other than quoted prices included in Level 1, that are observable in the market for assets or liabilities, either directly (such as prices) or indirectly (derived from prices). This category includes (i) accounts receivable; (ii) loans and borrowings; and (iii) other assets and other liabilities. For loans and borrowings, fair value was determined using the expected payment of principal and interest until maturity at the contractual rates.

  Level 3—Inputs on assets or liabilities that are not based on observable data adopted by the market (i.e., unobservable inputs). The valuation technique for the fair values of the other financial instruments classified as Level 3 is the discounted cash flow method. Getnet does not have assets or liabilities measured at Level 3 fair value.

Estimates and critical accounting judgments

Financial assets liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions that take into consideration the Company’s judgment based on information and market conditions existing at the end of the reporting period.

Getnet classifies the fair value measurement using a hierarchy that reflects the model used in the measurement process, segregating the financial instruments into levels 1, 2 or 3.

5.4 Sensitivity analysis

The following analysis estimates the potential value of the financial instruments in hypothetical stress scenarios of the main market risk factors (fixed interest rate and foreign currency risk: exposure subject to exchange fluctuations) that impact each position. This analysis was performed according to topics presented in footnote 4 d).

Sensitivity analysis of changes in foreign exchange rates

	September 30, 2021	September 30, 2020
Assets
Cash and cash equivalents	2,567	31,988
Accounts receivable	18,641	17,863
Liabilities
Accounts payable	59	-
Net exposure	21,267	49,851

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	September 30, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	2,127	5,317	10,634

	September 30, 2020
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	4,985	12,463	24,926

Translation rates in the period ended:	USD
09/30/2021	5.4394
09/30/2020	5.6407

Sensitivity analysis of changes in interest rates

	September 30, 2021	September 30, 2020
Assets
Financial investments	1,330,094	1,394,804
Accounts receivable and other assets	89,983	62,422
Liabilities
Loans and borrowings	(2,273,278)	(1,302,618)
Net exposure	(853,201)	154,608

	September 30, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	(5,247)	(13,118)	(26,236)

	September 30, 2020
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	294	734	1,469

Probable Scenario: taking into account a 10% deterioration in the associated risk variables.

Possible Scenario: taking into account a 25% deterioration in the associated risk variables.

Remote Scenario: taking into account a 50% deterioration in the associated risk variables.

Accounting policy

Sensitivity analysis to foreign currency

The sensitivity analysis includes outstanding monetary items and foreign currency-denominated transaction (U.S. Dollars), such as loans and borrowings, and adjusts their translation at the end of each period by the exchange rates, taking into account the changes shown above.

Sensitivity analysis to changes in interest rates

The yield on short-term investments is mainly affected by changes in the interbank deposit interest rate (DI).

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.         Leases

(a)     Balances recognized in the balance sheet

The balance sheet discloses the following lease-related balances:

Right-of-use-asset
December 31, 2019	30,002
Additions and contractual changes	(2,806)
Depreciation	(4,183)
September 30, 2020	23,013

December 31, 2020	21,905
Additions and contractual changes	(8,576)
Depreciation	(2,614)
September 30, 2021	10,715

Lease liabilities
December 31, 2019	30,629
Additions and contractual changes	(2,869)
Payments	(5,224)
Interest	1,501
September 30, 2020	24,037

December 31, 2020	23,049
Additions and contractual changes	(10,418)
Payments	(3,178)
Interest	1,291
September 30, 2021	10,744

(b)    Expenses recognized in the statement of income

September 30, 2020
Depreciation	4,183
Interest expense	1,501
Total	5,684

September 30, 2021
Depreciation	2,614
Interest expense	1,291
Total	3,905

Payments of short-term leases

Leases under short-term contracts that were not recognized as right-of-use and the related expenses of which are recognized under ‘General and Administrative Expenses’. In September 30, 2021 and September 30, 2020 there were no short-term contract expenses.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Accounting policy

Getnet leases several floors of office buildings for its administrative departments. Leases are recognized as a right-of-use asset and a corresponding lease liability on the date the leased asset becomes available for use by Getnet.

Each lease payment is allocated between principal and finance costs. Finance costs are recognized in the statements of income over the lease term. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured at present value.

Lease liabilities include the net present value of the following lease payments:

  Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.
  Variable lease payments that depend on an index or rate.
  Amounts expected to be payable by the Getnet, under the residual value guarantees.
  The exercise price of purchase options, if Getnet is reasonably certain to exercise the options.
  Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

Lease payments are discounted using Getnet’s incremental borrowing rate, which is the rate Getnet would have to pay on a loan to obtain the funds necessary to acquire an asset of similar value, in a similar economic environment, under equivalent terms and conditions.

Right-of-use assets are measured at cost, according to the following items:

  The initial measurement amount of the lease liability.
  Any lease payments made on or before the commencement date, less any lease incentives received.
  Any initial direct costs.
  Restoration costs.

Getnet’s property leases include extension options. These terms are used to maximize operational flexibility in terms of contract management.

Payments associated with short-term property leases are recognized on the straight-line basis as an expense in profit or loss. Short-term leases are leases with term of 12 months or less.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Estimates and critical accounting judgments

Incremental rate on the lessee’s borrowing

There is no identifiable implicit discount rate to be applied to Getnet’s lease contracts; therefore, Getnet’s incremental borrowing rate is used to calculate the present value of lease liabilities at initial contract recognition.

Getnet’s incremental borrowing rate is the interest rate Getnet would have to pay to borrow the funds necessary to obtain to acquire an asset similar to the leased asset, for a similar term, and with similar collateral, i.e., funds necessary to obtain to obtain an asset with similar value of the right-of-use asset, in a similar economic environment.

Obtaining this rate involves a high degree of judgment and the credit risk of Getnet, the term of the lease, the nature and quality of the collateral offered, and the economic environment in which the transaction is conducted must be taken into consideration. The rate-setting process preferably uses readily observable inputs, based on which the lessee must make the necessary adjustments to arrive at its incremental borrowing rate.

IFRS 16 allows the incremental rate to be determined for a group of contracts, since this option is associated with the validation that the grouped contracts have similar features.

Getnet has made use the aforementioned practical expedient of determining groupings for its leases within the same scoped, as it believes that the effects of its application do not differ materially from the application to individual leases.

Getnet’s criteria regarding the incremental interest rate were:

  Risk-free rate: benchmark rate of the market where the Company operates.
  Credit spread: the spread of the most recent borrowings and the same currency was used.

Determining the lease term

To determine the lease term, management takes into account all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. Extension options (or periods after termination options) are included in the lease term only when there is reasonable certainty that the lease will be extended (or will not be terminated).

7.         Intangible Assets

	09/30/2021	12/31/2020
Goodwill	688,490	669,831
Other intangible assets	187,208	163,976
Total	875,698	833,807

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

a)      Goodwill Auttar – Refers to the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A Ltda. in 2014, which was subsequently legally merged with Getnet. Getnet Tecnologia was a merchant acquisition and processing services company which had been a 50% equity method investee of Santander Brazil, which passed its merchant acquisition business to Getnet after the acquisition.

Goodwill Eyemobile – As described in note 2, the amount paid for the acquisition of 60% of Eyemobile was R$ 19,415. In addition to this amount, an amount of R$ 5,500 was recorded as contingent consideration. The equity value of the quotas acquired from the company on the acquisition date was R$ 6,256, which generated a goodwill on the acquisition of the investment in the amount of R$ 18,659, as shown below:

Goodwill Eyemobile

Acquisition value paid in cash	(9,415)
Paid-in capital at the time of subscription	(10,000)
Total acquisition value (a)	(19,415)
Value of adjusted equity (100%) net on acquisition date	10,426
Number of total equity shares	1,678,400
Number of equity shares purchased	1,004,040
Shareholding	60%
Total adjusted shareholders' equity (b)	6,256
Contingent consideration (c)	(5,500)
Goodwill value related to future profitability (a + b + c)	(18,659)

b)       Other intangibles

Acquisition cost	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	09/30/2021
Software and software licenses	369,239	9,700	(518)	605	379,026
Systems in development	70,311	46,670	(9,038)	-	107,943
Provision for impairment	(1,077)	(1,125)	4	-	(2,198)
Total	438,473	55,245	(9,552)	605	484,771

Accumulated amortization	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	09/30/2021
Software and license amortization	(274,497)	(23,066)	-	-	(297,563)
Total	(274,497)	(23,066)	-	-	(297,563)
Total, net	163,976	32,179	(9,552)	605	187,208

(1)      Consolidated opening balances referring to the acquisition of Eyemobile.

Acquisition cost	12/31/2019	Additions	Disposals/ Transfers	09/30/2020
Software and software licenses	296,805	28,236	30,353	355,394
Systems in development	48,512	31,228	(15,639)	64,101
Provision for impairment	(2,319)	-	1,143	(1,176)
Total	342,998	59,464	15,857	418,319

Accumulated amortization	12/31/2019	Additions	Disposals/ Transfers	09/30/2020
Software and license amortization	(203,498)	(26,582)	(36,497)	(266,577)
Total	(203,498)	(26,582)	(36,497)	(266,577)
Total, net	139,500	32,882	(20,640)	151,742

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)       Software and licenses

In-house developed software is represented by solutions for capturing and processing debit and credit card transactions and cellphone recharging, which are fully operational. The useful lives of the related intangible assets are five years. The use licenses have a useful life ranging from 5 to 10 years. Software and licenses are classified as intangible assets with finite useful lives, prospectively amortized on a straight-line basis, as shown in the table below:

Useful life – 2020 (in years)
Software	5
Licenses	5 to 10 years

Accounting policy

Intangible assets represent identifiable non-monetary assets (separable from other assets), without physical substance, arising from business combinations, in-house developed software, or use licenses with finite or indefinite useful lives. Only assets whose cost can be reliably estimated and which the consolidated entities consider to be probable that they will generate future economic benefits are recognized.

Intangible assets are initially recognized at purchase or production cost and are subsequently measured less any accumulated amortization and any impairment losses.

Other intangible assets are considered to have indefinite useful lives when, based on a review of all relevant factors, it is concluded that there is no foreseeable limit to the period over which an asset is expected to generate cash inflows for the Company.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each annual period, the entity reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate property and equipment. Amortization expenses are recognized in line item ‘Depreciation and amortization’ in the statement of income.

At the end of each year, Getnet assesses whether there is indication that its intangible assets might be impaired, i.e., whether the carrying amount of an asset exceeds its probable realizable value. If an impairment loss is identified, the recoverable amount is written down until it reaches the asset’s realizable value.

Goodwill on acquisitions

When an investment in a subsidiary is acquired, any difference between the investment cost and the investor’s share of the net fair value of the investee’s identifiable assets, liabilities, and contingent liabilities (subsidiary or associate) is accounted for in accordance with IFRS 3.

Goodwill is recognized only when the amount of the consideration transferred for an investee exceeds its fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquiree that cannot be individually identified and separately recognized.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The net fair value adjustments to an investee’s identifiable assets, liabilities and contingent liabilities based on their carrying amounts are individually allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the acquisition date.

At the end of each year or whenever there is any indication of impairment, goodwill is tested for impairment and, if there is any impairment, goodwill is written off and the related loss is recognized in the statement of income.  At September 30, 2021 and December 31, 2020, Getnet has not identified the need to make any adjustments for impairment.

Internally generated intangible asset

Expenditure on research activities is recognized as an expense for the period when incurred. The expenses with projects that are not activated are recognized in the line of Selling, General and Administrative expenses.

When an internally generated intangible asset can be recognized, development expenditure is capitalized  in intangible asset in the balance sheet, and amortized in the line item ‘Cost of services’ for POS software and in the line item ‘Selling, General and Administrative expenses’ for other intangible assets, in the ‘Consolidated Statements of Income’.

Systems in development

Getnet capitalizes of expenses that are directly related to the internal development of software’s for their own operations, provided that the aspects required for recognition are met. The main expenses are related to internal labor for the development of the systems used by Getnet. Research expenditure is recorded as expenses when incurred. These projects evolve through an assessment of the IT and Accounting areas in order to verify their adherence to IAS 38 and whether they should be classified as Intangible Assets or Expenses. For further details refer to note 14 – (technology and systems).

The provision for impairment of intangible assets is recognized according to the probable losses identified between the activated software and the systems in development. Getnet, through a technical team, monitors the performance of the systems taking into consideration technological and market aspects related to the continuity of the operation.

Estimates and critical accounting judgments

The Company test whether goodwill suffered any impairment on an annual basis at December 31 and, when circumstances indicate that the value may be impaired, at our single Cash Generating Unit (“CGU”) which is also a single operating and reportable segment.

The adoption of these estimates involves the probability of occurrence of future events and the change of any of these factors could have a different result. The cash flow estimate is based on an appraisal prepared internally by an independent specialized firm, annually or whenever there are indications that the asset might be impaired, which is reviewed and approved by management.

Getnet uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for Getnet.

The amortization of software and software licenses is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for Getnet.

Impairment test was performed during second half of 2020. The Company test whether goodwill suffered any impairment on an annual basis at December 31 and, when circumstances indicate that the value may be impaired. At the period ended on September 30, 2021, there was no evidence of impairment that would lead to the need to update the performed in 2020 before its regular performance.

24

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.         Property and Equipment

As at September 30, 2021 and 2020 and December 31, 2019 and 2020, property and equipment are broken down as follows:

	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition (1)	09/30/2021
Point of sale terminals (POS)	1,416,636	251,469	(217,842)	-	1,450,263
Computers and peripherals	201,358	28,905	434	46	230,743
Own properties	8,606	-	-	-	8,606
Furniture and fixtures	7,513	227	(262)	118	7,596
Land	2,766	-	-	-	2,766
Improvements in own properties	1,088	-	(55)	10	1,043
Leasehold improvements	6,203	-	(36)	-	6,167
Telecommunications equipment	1,862	-	(1,145)	7	724
Provision for impairment	(29,685)	(3,767)	-	-	(33,452)
Total	1,616,347	276,834	(218,906)	181	1,674,456

	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition (1)	09/30/2021
Depreciation Point of Sale terminals	(900,901)	(212,435)	204,425	-	(908,911)
Depreciation Computers and peripherals	(89,704)	(32,395)	583	-	(121,516)
Depreciation of own properties	(1,950)	(259)	-	-	(2,209)
Depreciation of furniture and fixtures	(2,890)	(518)	223	-	(3,185)
Depreciation of improvements in own properties	(565)	(76)	-	-	(641)
Depreciation of leasehold improvements	(5,715)	(62)	-	-	(5,777)
Depreciation of telecommunications equipment	(761)	(15)	64	-	(712)
Total	(1,002,486)	(245,760)	205,295	-	(1,042,951)
Total, net	613,861	31,074	(13,611)	-	631,505

(1) Consolidated opening balances referring to the acquisition of Eyemobile.

	12/31/2019	Additions	Disposals/ Transfers(1)	09/30/2020
Point of sale terminals (POS)	1,314,027	134,188	(121,799)	1,326,416
Computers and peripherals	203,590	68,435	(75,755)	196,270
Own properties	8,606	-	-	8,606
Furniture and fixtures	7,873	1,852	(2,535)	7,190
Land	2,766	-	-	2,766
Improvements in own properties	1,087	1	-	1,088
Leasehold improvements	6,472	1	(270)	6,203
Telecommunications equipment	2,234	-	(266)	1,968
Provision for impairment	(37,475)	(42)	9,775	(27,742)
Total	1,509,180	204,435	(190,850)	1,522,765

	12/31/2019	Additions	Disposals/ Transfers (1)	09/30/2020
Depreciation Point of Sale terminals	(732,906)	(190,180)	74,063	(849,023)
Depreciation Computers and peripherals	(106,296)	(39,148)	63,147	(82,297)
Depreciation of own properties	(1,606)	(258)	-	(1,864)
Depreciation of furniture and fixtures	(4,136)	(520)	1,655	(3,001)
Depreciation of improvements in own properties	(460)	(78)	-	(538)
Depreciation of leasehold improvements	(5,512)	(369)	194	(5,687)
Depreciation of telecommunications equipment	(1,027)	(88)	266	(849)
Total	(851,943)	(230,641)	139,325	(943,259)
Total, net	657,237	(26,206)	(51,525)	579,506

(1) Include transfers from Property and Equipment to Inventory.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The useful life adopted for each class of property, plant and equipment is shown below:

	Average useful life	Annual depreciation rate
Point of sale terminals (POS)	3 years	33%
Computers and peripherals	5 years	20%
Own properties	25 years	4%
Furniture and fixtures	10 years	10%
Improvements in own properties	10 years	10%
Leasehold improvements	4 years	25%
Telecommunications equipment	5 years	20%

Accounting policy

Property and equipment items are measured are the historical purchase or construction cost, less accumulated depreciation. When applicable, impairment losses are recognized directly in profit or loss for the period.

Costs include expenditure directly attributable to the purchase of an asset. The costs of internally generated assets include the costs of materials and direct labor, any other costs to bring the asset to the required location and conditions necessary to operate as expected by management. The replacement cost of a property and equipment item is recognized in its carrying value when it is probable that the economic benefits associated with such item will flow to the Company and its cost can be reliably measured. The costs of day-to-day maintenance of property and equipment are recognized in the statement of income as incurred, such as: removal of equipment from the point of sale, repair, reinstallation, freight, and other costs.

An item of property and equipment is written off when sold or when no future economic benefits are expected from its use or sale. Any gain or loss arising on the write-off of an asset (determined as the difference between sales proceeds and the carrying amount of the asset) is recognized in the income statement for the period in which the asset is written off.

Getnet’s main property and equipment are point-of-sale (“POS”) terminals, valued for a useful life of three years. This useful life was defined taking into consideration the maintenance performed during the use of the equipment, the lack of spare parts, the technological changes occurred and in progress, and the economic environment in which they operate, considering the planning and other idiosyncrasies of Getnet’s business and the increase in production (data capture and processing transactions by the merchants).

The costs incurred internally and with third parties directly attributable to the installation of the POSs are allocated as property and equipment.

Depreciation is calculated on the purchase cost of the asset, plus all costs incurred to bring the asset to the operating conditions expected by management, less its residual value, if any. To calculate depreciation, the Company’s estimates the useful life of each class of tangible assets. This estimate most appropriately reflects the pattern of consumption of the future economic benefits embodied in that class of assets. Depreciation expenses are recognized in the statement of income of period on a straight-line basis. Company doesn’t identify changes in the useful life of your assets comparing to last period.

26

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.         Provision for contingencies

Getnet is a party to tax, civil and labor proceedings. These proceedings are in progress and are being discussed at the administrative and judicial levels. The provisions were recognized based on the nature, complexity, and outcome history for similar proceedings, as well as on the loss assessment for Getnet’s proceedings, based on the opinions of the Company’s in-house and outside legal counsel. Getnet’s policy is to fully provide for the amount at risk in proceedings assessed as probable losses.

Labor lawsuits are related to claims mainly by former employees of the Company. Civil lawsuits refer to claims for damages from suppliers, damages caused to third parties and litigation in contractual matters.

a)       Probable losses

	09/30/2021	12/31/2020
Civil	3,815	1,872
Labor	9,468	9,553
Total	13,283	11,425

Getnet is party to lawsuits discussed at the administrative level which analyzing its nature, do not qualify has a probable loss risk. The main lawsuits that qualify as possible losses are listed below:

b)       Possible losses

	09/30/2021	12/31/2020
Civil	50,421	64,184
Labor	26,367	24,215
Tax	873,293	875,087
Total	950,081	963,486

Tax - Tax on services

The Company is party to three lawsuits related to the collection of taxes on services, of which it was cited in 2016. The tax assessments issued by the Finance Department of the City of São Paulo, refer to the alleged existence of revenues from the provision of services, correlated to technical support services, such as installation, configuration and maintenance of computer programs, and currently amount to R$ 71,293. For all tax assessments received related to this subject, the Company believes that the likelihood of loss is possible.

Tax – Income taxes and social contributions

Federal Tax Office of Brazil issued infraction notices against Getnet and Santander Brazil related to income taxes and social contribution, including late payment charges, related to the tax deduction for the amortization of goodwill paid on the acquisition of Getnet Tecnologia referring to period from 2014 to 2018. In the Federal Tax Office of Brazil’s perspective, the Company would not have complied with the legal requirements for amortization. Getnet and Santander Brazil presented their respective defenses and are awaiting judgment at the administrative level. The amount of the potential loss was approximately R$ 802 million, not booked as a provision as of September 30, 2021.

27

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)       Judicial deposits

	09/30/2021	12/31/2020
Civil	1,389	592
Labor	17,788	15,625
Tax	1,017	1,002
Total	20,194	17,219

(1)      Judicial deposits recognized in the balance sheet line "Other assets".

d)       Provision movement

	09/30/2021		09/30/2020
	Civil	Labor	Civil	Labor
Opening balance	1,872	9,553	1,547	5,954
Additions	5,149	1,051	925	3,171
Reversals	(3,206)	(1,136)	(713)	(945)
Closing balance	3,815	9,468	1,759	8,180

Accounting policy

Provisions for risks (labor, civil, and tax) are recognized when: (a) there is a present obligation as a result of a past event; (b) it is probable that an outflow of funds will be required to settle the obligation; and (c) the amount has been reliably estimated. In case of a series of similar obligations, the likelihood that an outflow will be required to settle them is determined taking into consideration the class of obligations as a whole.

A provision is recognized when an outflow is probable with respect to any item included in the same class of obligations.

Contingent assets are not recognized in financial statements since they refer to results that might never be realized. However, when the realization of the gain is virtually certain, then the related asset is no longer a contingent asset and its recognition becomes appropriate. Contingent assets with a probable favorable outcome are only disclosed in the notes to the financial statements. At September 30, 2021 and December 31, 2020, Getnet had no contingent assets.

Contingent liabilities are recognized in the financial statements when the risk of loss in an administrative or judicial proceeding is considered probable, with a probable disbursement of funds to settle the obligations, and whenever the amounts involved can be reliably measured. The definition of the probability of loss is an estimate based on the opinion of legal advisors and management, the nature of the proceedings, similarity with previous cases, and the complexity of the courts.

Contingent liabilities assessed as possible losses are not recognized in financial statements and are instead only disclosed in explanatory notes.

Contingent liabilities assessed as remote losses are neither recognized nor disclosed.

Estimates and critical accounting judgments

The risk of loss classification is an estimate that requires material judgment in accounting for and disclosing provisions for judicial and administrative proceedings, as well as the estimate of amounts, the complexity of the proceedings, and the history of the lawsuits and similar proceedings.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.      Income Tax and social contribution and Other Taxes

10.1 Reconciliation of the income tax and social contribution expense:

	09/30/2021	09/30/2020
Net income before taxes	412,300	388,778
Statutory rate	34%	34%
Expected income tax and social contribution, calculated with statutory rate	(140,182)	(132,185)
Permanent additions
Non-deductible expenses	(105)	(4,424)
Non-deductible management’ benefits	(3,423)	(2,204)
Permanent exclusions
Donations	-	461
Tax incentive - Hunger Prevention Program	1,453	922
Additions (reversal) of income taxes and social contribution temporary differences
Additions (reversal) of income taxes and social contribution temporary differences	6,420	29,032
Income tax in profit or loss for the period	(135,837)	(108,398)
Effective tax rate	33%	28%

Current	(95,071)	(95,528)
Deferred	(40,766)	(12,870)

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30 % of taxable profit for the period.

10.2 Deferred income tax asset/s and liabilities

Breakdown of deferred tax assets	09/30/2021	12/31/2020
Provision for contingencies	4,516	3,884
Provision for investments losses	-	80
Provision for personal bonuses	17,514	23,144
Provision for other expenses (1)	40,876	37,249
IFRS 16 adjustments	7,438	6,112
Provisions for losses	2,646	3,390
Tax credit – Contribution of tax basis	358,680	-
Total	431,670	73,859

(1) Refers substantially to accruals related to accounts payable and transfers costs to debit and credit cards brands.

Estimate of tax credit realization	09/30/2021
Consolidated
2021	37,021
2022	117,137
2023	80,122
2024	71,851
2025	71,736
2026 to 2030	53,803
Total	431,670

Breakdown of deferred tax liabilities	09/30/2021	12/31/2020
Other temporary differences	3,216	7,876
Total	3,216	7,876

29

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

 10.3 Income taxes payables and other tax payables

	09/30/2021	12/31/2020
Taxes on revenue (PIS and COFINS)	10,219	9,552
Income taxes	7,471	22,276
Withholding income tax (IRRF)	1,156	3,022
Tax on services (ISS)	4,629	6,560
Other taxes	155	310
Total	23,630	41,720

Accounting policy

The provisions for current taxes are recognized at a 15% rate plus 10% surtax for income tax and a 9% rate for social contribution on profit adjusted according to the prevailing tax law.

Deferred income tax and social contribution are entirely recognized on temporary differences between assets and liabilities recognized for tax purposes and the carrying amounts of assets and liabilities in the financial statements. Deferred income tax and social contribution are determined based on the tax rates and tax law in effect at the date the financial statements are prepared and applicable when the related income tax and social contribution are realized. The recovery of the balance of deferred tax assets is reviewed on a quarterly basis and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of the assets, these are adjusted for the expected recoverable amount.

Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in equity.

Taxes on revenue is related to PIS and COFINS that are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Company’s customers and recognized as deductions to gross revenue (Note 13 a)) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes and are offset on a monthly basis against Taxes payable (Note 10.3) and presented net, as the amounts are due to the same tax authority.

Taxes on services is related to ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Company’s customers for the services the Company renders. These are recognized as deductions to gross revenue (Note 13 a)) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

Estimates and critical accounting judgments

The amounts of provisions for deferred taxes arise from temporary differences caused mainly by temporarily non-deductible provisions and are classified in current and non-current assets and current and non-current liabilities, as applicable. Deferred taxes are recognized to reflect the future tax effects attributable to temporary differences between the tax base of assets and liabilities and their corresponding carrying amounts.

30

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

11.      Related Parties

The main balances with related party, Banco Santander (Brasil) S.A., are shown below:

	Assets (liabilities) September 30, 2021	Assets (liabilities) December 31, 2020
Assets	7,351,297	6,220,626
Cash and cash equivalents	30,244	242,391
Financial investments	702,537	384,027
Accounts receivable	6,618,516	5,594,208
Liabilities	(22,111,243)	(18,525,975)
Accounts payable	(19,837,964)	(17,474,617)
Loans and borrowings	(2,273,278)	(1,051,358)
Total	(14,759,946)	(112,305,349)

	Revenue (expenses) September 30, 2021	Revenue (expenses) September 30, 2020
Finance income, net	(1,719)	(5,595)
Revenue from services	825,006	478,500
Selling, General and Administrative expenses	(58,486)	(4,612)
Total	764,800	468,293

Banco Santander (Brasil) S.A. - Related Party - On April 16, 2021, Santander Brazil and Getnet established a commercial partnership with each other, within the national territory, for the purpose of offering certain financial and payment services and solutions to their respective customers ("Partnership"). Among the services object of the Partnership, we highlight the anticipation of receivables for the benefit of commercial establishments, whose operations may be conducted and made feasible by Santander Brazil and/or Getnet, subject to the terms of the Partnership. Also within the scope of the Partnership, Santander Brazil will promote the distribution of certain services and products offered by Getnet to its customer base, in addition to providing funding to the credit operations to be conducted by Getnet and/or its subsidiaries. Getnet, in turn, will take care of the origination of credit operations and leads for Santander Brazil, through the capture and indication of potential customers who have an interest in contracting credit operations and/or certain services offered by Santander Brazil.

Compensation of key management personnel

The Annual Shareholders’ Meeting held on February 24, 2021, approved an overall annual compensation of Getnet’s management (Executive Director’s and Executive Committee members) totaling up to R$23,500. The total expense paid to the Executive Committee through September 30, 2021 was R$20,494 (September 30, 2020: R$14,143).

	09/30/2021	09/30/2020
Fixed compensation	6,790	7,389
Variable compensation	3,138	3,008
Total short-term benefits	9,928	10,397
Variable compensation – Units	5,230	5,013
Variable compensation – Cash	2,092	2,005
Total long-term benefits	7,322	7,018
Total	17,250	17,415

Getnet has a variable remuneration plan for its key executives which is paid in (i) units of Santander Brazil shares (SANB11), described in the table above as “Variable compensation – Units” and (ii) in cash, described in the table above as “Variable compensation – Cash”, in the form of a retained bonus as part of the executive retention program. The retained bonus amount is fixed in Brazilian reais where 50% will be paid in cash and 50% in units which are purchased at market value and delivered to the executive’ s broker account. The amount equivalent to 60% of the bonus is paid in cash after the closing of the fiscal year of acquisition and the remaining 40% is paid in three annual installments. Additionally, Getnet has long-term compensation programs, linked to performance based on the achievement of goals.

31

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The amount of expenses recognized in the profit or loss statement in September 30, 2021 and September 30, 2020 is R$17,250  and R$17,415 , respectively.

Accounting policy

The amount earned by the key executives during the period are reported in Selling, General and Administrative expenses in the Consolidated Statements of Income.

The provision regarding the retained bonus is recorded at cost, as the amount in cash and in Units is a fixed amount in Brazilians reais. The number of units will be based on the market value of the Santander Brazil ‘units at the date it is transferred to the key executives.

The amount regarding the retained bonuses is recorded in Other liabilities in the Balance Sheet. In case the key executive resigns prior the bonus schedule agreed, the equivalent amount is not paid, and equivalent provision is recorded as a credit in specific Selling, General and Administrative expenses. After the provision for the period is recorded in Other liabilities, no change in the provision related to individual or Company performance.

12.      Share Capital and Reserves

(a)     Share capital

At the Annual Shareholders’ Meeting held on April 30, 2020, a capital increase of R$232,993 was approved, without the issue of new shares, through the capitalization of reserves for future dividends and profit retention reserve, increasing capital to R$1,422,496 from R$1,189,503, represented by 69,565,000 registered common shares without par value.

On February 24, 2021, our sole shareholder on that date, Santander Brazil, approved: a stock split at a ratio of one to 26.83421551 as a result of which our capital stock was represented by 1,866,722,202 common shares, with no par value, and a conversion of 916,003,725 common shares into an equal number of preferred shares.

The preferred shares created as a result of the split will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

Capital at September 30, 2021 and December 31, 2020 is R$1,422,496, represented by 950.718,477 registered common shares and 916,003,725 preferred shares and 1,866,722,202 common shares, respectively.

(b)    Retained earnings and other reserves

Legal reserve

The legal reserve is recognized annually with the allocation of 5% of net income for the year, without exceeding 20% of capital. The purpose of the legal reserve is to ensure the integrity of capital and can only be utilized to offset losses or increase the Company’s capital.

32

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Statutory reserve

The statutory reserve consists of the balance of the remaining net income for the year, as proposed by the Executive of Director’s and approved by the Shareholders’ Meeting. The statutory reserve consists of: (i) fifty percent (50%) profit retention reserve strengthening for the purpose of guaranteeing financial means for Getnet’s operation; and (ii) fifty percent (50%) reserve for dividend equalization for the purpose of guaranteeing adequate funds to continue the semiannual distribution of dividends.

Capital reserve

The capital reserve was recognized for capital reserves can only be used to offset losses that exceed the retained earnings and other reserves; redeem, reimburse, or buyback of shares; added to the share capital; and other transactions allowed by the Brazilian Corporate Law. In the first quarter of 2021, tax credit of R$398,533 was recognized due to the contribution of tax basis from Santander Brazil. Refer to footnote 1 for details.

(c)     Dividends

Getnet defined in the bylaws the minimum 25% of the net income, in compliance with the provisions of the Brazilian statutory Law 6,404/76. Regarding the September 30, 2021 and 2020, Getnet allocated R$44,550 (September 30, 2020: R$800,000).

Accounting policy

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s financial statements at the year end, pursuant to its bylaws. Any amount in excess of the mandatory minimum dividends is accrued on the date such dividends are approved by the Executive Director’s Meeting.

Pursuant to the Company’s bylaws, shareholders are entitled to annual minimum dividends equivalent to 25% of net income for the year, adjusted as provided for by the Brazilian Corporate Law.

At the end of the reporting period, the Company recognizes a liability for the payment dividends when this distribution becomes a present obligation, corresponding to the portion of unanticipated mandatory minimum dividends and/or additional dividends, the distribution of which has been duly approved by the relevant reporting date.

33

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

13.      Revenue from services and Costs of Services

a) Revenue from services

	09/30/2021	09/30/2020
Merchant acquisition, processing services and Contractual remuneration(1)	1,082,750	755,496
Profit share	478,863	461,325
Recharges sales	7,382	8,175
Processing services revenue and capture	143,469	111,610
POS sales(1)	29,155	42,089
Other	29,659	27,789
Taxes on services	(122,043)	(126,073)
Subtotal	1,649,235	1,280,411
POS rental(1)	412,290	435,789
Taxes on services	(38,137)	(40,310)
Subtotal	374,153	395,479
Net revenue	2,023,388	1,675,890

Point in time, net of tax	1,649,235	1,280,411
Over time, net of tax	374,153	395,479
Net revenue	2,023,388	1,675,890

(1)     This item contains discounts related to POS sales incentive, unconditional discounts and other discounts granted.

Additionally, this line includes the amounts recognized as revenue from contractual remuneration arising from the contract signed with Santander Brazil in the first semester of 2021. At September 30, 2021 this remuneration amounted to R$ 332,025.

b) Costs of services

	09/30/2021	09/30/2020
Fees and commissions	(598,659)	(382,835)
Cost of POS sales and other fees	(68,696)	(139,812)
Depreciation / amortization	(205,092)	(182,360)
Personnel, technology, system and other	(362,010)	(320,661)
Total	(1,234,457)	(1,025,668)

Accounting policy

All revenues earned by the Company follow the revenue recognition concepts, according to the steps described below:

- Step 1: identify the contracts with a customer.

- Step 2: identify all the individual performance obligations within the contract.

- Step 3: determine the transaction price.

- Step 4: allocate the price to the performance obligations.

- Step 5: recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Getnet expects to be entitled in exchange for those goods or services in the ordinary course of Getnet.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet as a lessor operates in leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset. POS rental revenues arising is accounted for on a straight-line basis over the lease terms and is included in Revenue from services in the Consolidated Statements of Income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. POS rental revenue is recognized in the period in which they are earned. Getnet has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties. The leased assets are included in ‘Property and equipment’ in the Consolidated Statements of Income and are depreciated over their expected useful lives. Revenues from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in ‘Revenue from services’ in the line item ‘POS rental’ in the ‘Consolidated Statements of Income’.

Getnet revenue from contract with customers and the respective performance obligations and judgments substantially comprises:

  Merchant acquisition, processing services revenue and capture revenue are recognized at the time the purchase is approved by the financial institution. The performance obligation is satisfied once the electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit and debit cards are approved by the financial institution. Getnet has multiple arrangements with different clients in which consideration is variable upon the volume of transactions processed in a given period of time depending on the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. Getnet allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

  Revenue from the rental of the POS to commercial establishments, which are recognized when the service contract obligation is fulfilled. The performance obligation is satisfied over the time of the contract considering the equipment availability upon delivery of the POS to clients. Getnet accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over time of the contract, net of tax, beginning when the client obtains control of the equipment lease. Getnet does not manufacture the equipment but purchases from third-party vendors.
  Resale recharge revenues, which are recognized when the respective credit is transferred to the customer. The performance obligation is satisfied when the digital phone recharge credit is transferred to the clients. These recharges are sold through POS and the Company acts as a distributor of telecommunication operators for the Commercialization of Telephony Recharge Digital Credits since these credits are acquired from telecommunication operators for a fixed price and subsequently sold to the clients through the acquisition cost plus a margin. The revenue is recognized at a point in time.

  Profit share revenue in which they are recognized at the time of transfer of the respective prepayments by Santander Brazil. The performance obligation is satisfied when commercial establishments receive the anticipation of its accounts receivables (Getnet’s account payable) from Santander Brazil.   The transaction price are based on term and conditions that Santander Brazil calculates the profit of the prepayments receivables transactions as the total revenue generated by these transactions, less the expenses incurred by Santander Brazil to provide prepayment of receivables to merchants, which include acquiring expenses, (the costs incurred by Santander Brazil in transferring funds to other banks as a result of the prepayment of receivables and the provision of payment services by Getnet) and prepayment expenses (a) the costs incurred by Santander Brazil to fund prepayment of receivables transactions; (b) the expenses incurred by Santander Brazil with technology systems to support the prepayment of receivables to Getnet merchants; (c) taxes incurred in connection with the prepayment of receivables to Getnet merchants; (d) costs incurred by Santander Brazil to transfer funds to commercial establishment’s bank account in connection with the prepayment of receivables to Getnet merchants; and (e) Santander Brazil operating losses in the provision of prepayment of receivables services to Getnet merchants).

  Contractual remuneration refers to a commission agreement that was established during the first semester of 2021 between Santander Brazil and Getnet, whereby Santander Brazil remunerates Getnet for generation, through Getnet’s customers, of revenue for Santander Brazil, mainly in the form of commissions from prepayment of receivables for major retail clients and remuneration in relation to wholesale customer transactions. Revenue arising from the commercial agreement is recognized when the related services are rendered. The above mentioned commercial agreement has no predetermined termination date, and may be renewed or canceled when the parties deem it necessary.

  Other revenue from services rendered is recognized to the extent that Getnet satisfies the performance obligations, at a point in time, fulfilling the provision of services.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

 (In thousands of Brazilian reais - R$, unless otherwise stated)

14.      Expenses by Nature

a)       Selling, General and Administrative expenses

	09/30/2021	09/30/2020
Personnel expenses and social charges	(131,506)	(112,589)
Depreciation and amortization	(58,925)	(47,397)
Technical support	(56,280)	(45,949)
Advertising	(27,419)	(15,941)
Provisions net of reversal	(10,536)	(11,959)
Technology and systems	(3,248)	(2,121)
Facilities and materials	(2,542)	(2,457)
Communications	(890)	(925)
Surveillance and cash transport services	(360)	(312)
Taxes except income tax	(271)	(317)
Other administrative expenses	(12,662)	(7,220)
Total	(304,639)	(247,187)

b)      Other expenses, net

Other expenses net includes chargeback and refund expenses when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers.

In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback due to closure, bankruptcy or other reasons, we may bear the loss for the amounts paid to the cardholder.

In the nine months ended September 30, 2021 and 2020 Getnet recorded losses as a result of chargebacks net of refunds in the amount of R$24.9 million and R$30.0 million, respectively.

15.      Finance Income, net

	09/30/2021	09/30/2020
Finance income:
Income from short-term investments	32,607	38,044
Other	28,687	14,241
Total	61,294	52,285
Finance costs:
Interest and charges on borrowings	(51,604)	(24,112)
Other finance costs	(128)	(66)
Interest expenses incurred on lease liabilities	(1,291)	(1,501)
Total	(53,023)	(25,679)
Foreign exchange losses, net	(9,775)	(9,023)
Total	(1,504)	17,583

36

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

 (In thousands of Brazilian reais - R$, unless otherwise stated)

16.      Earnings per Share

Accounting policy

Basic earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the period.

Diluted earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the period that would be issued if all potential dilutive shares had been converted.

At September 30, 2021 and September 30, 2020, there is no difference between basic and diluted earnings per share as there were no potential dilutive rights on these shares. The statement of income includes a breakdown of earnings per share.

As mentioned in note 12.a, the preferred shares will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

	September 30, 2021	September 30, 2020
Net income for the period attributable to common shareholders (1)	161,817	280,380
Weighted average number of common shares (in thousands of shares)	1,135,261	1,866,722
Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	0.14	0.15
Net income for the period attributable to preferred shareholders (1)	114,687	NA
Weighted average number of preferred shares (in thousands of shares)	731,461	NA
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	0.16	NA

(1)     Net income attributable to common and preferred shareholders is based on the allocation of total net income based on the respective weighted average number of shares adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution.

17.      Items not affecting cash

In preparing the Company's statements of cash flows, the net cash generated by financing and investing activities include only those transactions that altered the Company’s cash. The table below shows all the other movements in the balances of investing and financing activities which did not involve the use of cash and/or cash equivalents:

	September 30, 2021	September 30, 2020
Additions and contractual changes (IFRS 16)	(8,576)	(2,806)
Tax credit – spin-off	398,533	-
Minimum dividends	44,550	-

37

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

18.      Subsequent events

Renew of working capital financing

On September 30, 2021 Getnet renewed working capital financing with Santander Brazil disclosed in the note 5.2(b) the dates, amounts and rates are detailed in the table below:

Inception	Maturity date	CDI prefixed rate	Notional
10/05/2021	11/04/2021	111.4%	350,000
10/11/2021	01/10/2022	111,2%	100,000
10/13/2021	01/11/2022	111,2%	250,000
10/14/2021	01/12/2022	111,2%	400,000
10/18/2021	01/17/2022	111,2%	250,000
10/18/2021	01/17/2022	111,2%	50,000
10/20/2021	01/18/2022	111,1%	200,000
10/20/2021	01/18/2022	111,1%	400,000
10/20/2021	01/18/2022	111,1%	150,000
10/25/2021	01/23/2022	9,16%	50,000
10/25/2021	01/23/2022	9,16%	100,000
10/25/2021	01/23/2022	9,16%	350,000
10/25/2021	01/23/2022	9,16%	300,000

Getnet Listing on B3 and Nasdaq

On October 18, 2021 the Getnet shares (GETT11, GETT3 and GETT4) started to be traded at B3, and on October 22, 2021 the ADRs (GET) also started to be listed at Nasdaq, thus ending the spin-off process resolved at the Extraordinary Shareholders' Meeting held on March 31, 2021, since the Company's shares were delivered to the shareholders of Santander Brazil.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer